UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 17, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 17, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: November 17, 2010
10-57-TR

Teck Announces Dutch Auction Cash Tender Offer for up to US$650 Million Aggregate Principal Amount of 2019, 2016 and 2014 Notes

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has commenced an offer to purchase for cash (the “Tender Offer”) up to US$650 million aggregate principal amount of its 10.75% senior secured notes due 2019 (the “2019 Notes”), 10.25% senior secured notes due 2016 (the “2016 Notes”) and 9.75% senior secured notes due 2014 (the “2014 Notes” and, together with the 2019 Notes and 2016 Notes, the “Notes”) at a purchase price determined in accordance with the procedures of a modified “Dutch Auction” as described below.

The terms and conditions of the Tender Offer are described in the Offer to Purchase, dated November 17, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) to be distributed to holders of the Notes.

The Total Consideration payable to holders who validly tender and do not validly withdraw their Notes on or prior to the Early Participation Date will be determined based on a formula consisting of a “base price” per US$1,000 principal amount of Notes, plus a “clearing premium” to be determined pursuant to the modified “Dutch Auction”.  Holders validly tendering their Notes after the Early Participation Date and on or prior to the Expiration Date will only be eligible to receive the Tender Offer Consideration for their Notes, which is equal to the Total Consideration for such Notes less the Early Participation Payment of US$30.00 for each US$1,000 of principal amount of Notes.

The clearing premium will be determined based on the “bid price” specified by each holder that tenders Notes into the Tender Offer, which represents the minimum Total Consideration such holder is willing to receive for those Notes. The bid price each holder specifies with respect to a particular series of Notes must be within the ranges indicated under the “Base Price/Minimum Bid Price” and “Maximum Bid Price” columns below:

Title of Securities	CUSIP Numbers	Principal Amount Outstanding (US$)	Base Price/Minimum Bid Price(1)(2) (US$)	Maximum Bid Price(1)(2) (US$)

10.75% Senior Secured Notes due 2019	878742AQ8/ 878742AN5/ C87392AC7	$1,306,778,000	$1,285.00	$1,325.00
10.25% Senior Secured Notes due 2016	878742AM7/ 878742AK1/ C87392AB9	$860,000,000	$1,220.00	$1,260.00
9.75% Senior Secured Notes due 2014	878742AJ4/ 878742AG0/ C87392AA1	$715,003,000	$1,225.00	$1,265.00

(1)	Includes the Early Participation Payment of US$30.00 for each US$1,000 of principal amount of Notes available to certain holders, as described below.
(2)	Per US$1,000 principal amount of Notes tendered and accepted for purchase.

The “clearing premium” will be determined based on the “bid premiums” (the amount by which each bid price exceeds the base price) of all tendered Notes, in order of lowest to highest bid premiums. The clearing premium will be the lowest single bid premium such that for all tenders of Notes whose bid price results in a bid premium equal to or less than this single lowest premium, Teck will be able to purchase US$650 million aggregate principal amount of Notes.

If the aggregate amount of Notes validly tendered (and not withdrawn) at a bid premium at or below the clearing premium would cause Teck to acquire more than US$650 million aggregate principal amount of Notes, then, subject to the terms and conditions of the Tender Offer, Teck will accept for purchase, first, all Notes validly tendered (and not withdrawn) at a bid premium less than the applicable clearing premium, and thereafter, Notes validly tendered (and not withdrawn) with a bid premium equal to the applicable clearing premium on a prorated basis across all series of Notes.

Holders of Notes must validly tender and not withdraw their Notes on or prior to 5:00 p.m., New York City time, on December 1, 2010, unless extended (with respect to the Tender Offer, the “Early Participation Date”), in order to receive the Total Consideration  for their Notes. The Total Consideration includes an early participation payment of US$30.00 for each US$1,000 principal amount of Notes validly tendered on or before the Early Participation Date and accepted in the applicable Tender Offer (with respect to the Tender Offer, the “Early Participation Payment”). Holders validly tendering their Notes after the Early Participation Date and on or prior to the Expiration Date will only be eligible to receive the Tender Offer Consideration for such Notes, which is equal to the Total Consideration for such Notes less the Early Participation Payment.

Notes tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on December 1, 2010, unless extended (such date and time, the “Withdrawal Date”) but not thereafter unless required by applicable law.

The Tender Offer will expire at 12:01 a.m. New York City time, on December 16, 2010 unless extended or earlier terminated (such time and date, as may be extended or earlier terminated, the “Expiration Date”). Under certain circumstances, and as more fully described in the Offer to Purchase, Teck may terminate the Tender Offer before the Expiration Date. The obligation of Teck to accept for purchase and pay for Notes validly tendered pursuant to the Tender Offer is conditioned on the absence or waiver of a number of conditions set forth in the Offer to Purchase.

If the Tender Offer is consummated, a portion of the future interest expense related to the purchased Notes, and related original issue discount and fees currently being amortized, will be charged to earnings in the quarter the Tender Offer is concluded.  The amount of the accounting charge that Teck will record will depend on the aggregate amount of Notes purchased, the principal amount of each series purchased and the price at which Teck repurchases Notes.  Assuming that Teck purchases US$650 million of Notes in the Tender Offer using the Total Consideration, it will record an aggregate accounting charge in a range of approximately US$185 million to US$295 million, before tax, in the fourth quarter, depending on how many 2019 Notes, 2016 Notes and 2014 Notes are purchased.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letter of Transmittal that will be sent to holders of the Notes. Holders are encouraged to read these documents carefully when they become available.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are Dealer Managers for the Tender Offer.  Questions regarding the Tender Offer may be directed to Citigroup Global Markets Inc. Liability Management Group at (800) 558-3745 (toll free), J.P. Morgan Securities LLC Liability Management Group at (866) 834-4666 (toll-free), Merrill Lynch, Pierce, Fenner & Smith Incorporated Debt Advisory Services at (888) 292-0070 (toll-free) and Goldman, Sachs & Co. Liability Management at (800) 828-3182. Global Bondholder Services Corporation has been retained as depositary and information agent for the tender offer.  Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 389-1500 (toll-free) or in writing at 65 Broadway – Suite 404, New York, NY 10006, Attention: Corporate Actions. Teck is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the anticipated accounting charge that Teck might incur in connection with the Tender Offer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets, investor response to the Tender Offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com

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